

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 12, 2009

Alexei Marko
Chief Executive Officer
Neovasc, Inc.
13700 Mayfield Place, Suite 2135
Richmond, British Columbia, Canada, V6V 2E4

> **Re: Neovasc, Inc.**
> **Registration Statement on Form 20-F**
> **Filed August 6, 2008**
> **File No. 000-53363**

Dear Mr. Marko:

We have completed our review of your registration statement and do not, at this time, have any further comments.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc: Herbert I. Ohno, Esq.
Lang Michener LLP